UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,
SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________________ to ________________

Commission file number     0-14289

GREENE COUNTY BANCSHARES, INC.
401(K) PROFIT SHARING PLAN
(Full Title of Plan)

GREENE COUNTY BANCSHARES, INC.
(Issuer of Securities Held Pursuant to Plan)

100 North Main Street
Greeneville, Tennessee 37743-4992
(Address of Principal Executive Office of Issuer and of Plan)

GREENE COUNTY BANCSHARES, INC.
401(K) PROFIT SHARING PLAN

Financial Statements and Supplemental Schedule

December 31, 2006 and 2005

(With Report of Independent Registered Public Accounting Firm Therein)

GREENE COUNTY BANCSHARES, INC.
401(K) PROFIT SHARING PLAN

Table of Contents

December 31, 2006 and 2005

Page(s)

Report of Independent Registered Public Accounting Firm.....................................................................................................................................	1

Financial Statements:

Statements of Net Assets Available for Benefits...............................................................................................................................................	2

Statements of Changes in Net Assets Available for Benefits.............................................................................................................................	3

Notes to Financial Statements..........................................................................................................................................................................	4-7

Supplemental Schedule:

Schedule of Assets (Held at End of Year)........................................................................................................................................................	9

Report of Independent Registered Public Accounting Firm

Plan Administrator
Greene County Bancshares, Inc. 401(k) Profit Sharing Plan
Greeneville, Tennessee

We have audited the accompanying financial statements of net assets available for benefits of the Greene County Bancshares, Inc. 401(k) Profit Sharing Plan as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits of the Plan’s financial statements as of and for the years ended December 31, 2006 and 2005 were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Dixon Hughes PLLC

Asheville, North Carolina
June 21, 2007

GREENE COUNTY BANCSHARES, INC.
401(K) PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

December 31, 2006 and 2005

Assets	2006	2005

Investments at fair value:
Investments	$23,330,576	$20,279,154
Participant loans	461,281	443,354
	23,791,857	20,722,508
Receivables:
Employer contributions	1,026,104	855,573

Cash	41	17

Net assets available for benefits	$24,818,002	$21,578,098

The accompanying notes are an integral part of these financial statements.

GREENE COUNTY BANCSHARES, INC.
401(K) PROFIT SHARING PLAN

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2006 and 2005

	2006	2005
Additions:
Net appreciation in fair value of investments	$2,045,720	$344,668
Dividends and interest	1,220,395	860,220
	3,266,115	1,204,888
Contributions:
Participants	1,091,121	902,122
Employer	1,026,104	855,573
Rollovers	44,575	215,594
Total contributions	2,161,800	1,973,289

Total additions	5,427,915	3,178,177

Deductions:
Benefits paid to participants	2,186,123	1,794,336
Administrative expenses	1,888	1,687
Total deductions	2,188,011	1,796,023

Net increase	3,239,904	1,382,154

Net assets available for benefits:
Beginning of year	21,578,098	20,195,944

End of year	$24,818,002	$21,578,098

The accompanying notes are an integral part of these financial statements.

GREENE COUNTY BANCSHARES, INC.
401(K) PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2006 and 2005

1.	Description of Plan

The following brief description of the Greene County Bancshares, Inc. 401(k) Profit Sharing Plan (the”Plan”) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan covering eligible employees, as defined by the Plan, of Greene County Bank and other wholly-owned subsidiaries of Greene County Bancshares, Inc. (“Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions - Eligible employees are permitted to make elective deferrals in any amount up to the maximum percentage allowable not to exceed the limits of Code Sections 401(k), 402(g), 404 and 415. Eligible employees may amend their salary savings agreements to change the contribution percentage on each payroll period during the plan year. The employer has adopted the 401(k) safe harbor provision whereby a non-elective contribution equal to 3% of eligible compensation will be made on behalf of all eligible participants. This 3% non-elective contribution is 100% vested.

In addition, the employer may make a discretionary employer profit sharing contribution which shall be allocated to each eligible employee in proportion to his or her compensation (as defined by the Plan) as a percentage of their compensation.

Investment Options - Participants are allowed to direct the investment of their contributions and to change their investment mix at their discretion.

Participant Accounts - Each participant’s account is credited with the participant’s contribution and an allocation of (a) plan earnings, (b) employer non-elective and any employer discretionary contributions (if eligible), and (c) forfeitures of terminated participants’ non-vested accounts (if any). Allocations are based on participant compensation or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting - Participants are immediately vested in their voluntary contributions and safe harbor contributions plus actual earnings thereon and are 100 percent vested after two years of service in the profit sharing contributions.

Greene County Bancshares, Inc.
401(K) Profit Sharing Plan	Notes to Financial Statements, Continued

Participant Loans - Participants may borrow from their vested fund accounts with a $1,000 minimum and a maximum equal to $50,000 or 50 percent of their vested account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates that currently range from 3.25 percent to 8.25 percent. The interest rate is fixed for the life of the loan and is generally based on the Prime Rate published in the Wall Street Journal on the first business day of the month in which the loan is originated. Principal and interest is paid ratably through semi-monthly payroll deductions.

Payment of Benefits - After termination of service, a participant may elect to receive a lump-sum amount equal to the value of his or her account, or substantially equal installments or annuities over any period not exceeding the life expectancy of the participant or the life expectancy of the participant and his or her designated beneficiary.

Forfeitures- Forfeitures are to be reallocated to participants in the same manner as employer contributions. At December 31, 2006 and 2005, forfeited non-vested accounts totaled $1,732 and $606, respectively. During 2006 and 2005, respectively, forfeitures of $606 and $8,004 were reallocated to participants.

Administrative Costs - The Plan’s administrative expenses are paid by either the Plan or the Company, as provided by the plan document.

2.	Significant Accounting Policies

Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting.

Investments Valuation and Income Recognition - The Plan’s investments are stated at fair value. Quoted market prices are used to value investments such as Company stock. Shares of mutual funds are valued at quoted market prices which represent the fair value of shares held by the Plan at year-end. Participants’ loans are valued at their outstanding balances, which approximate fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits - Benefits are recorded when paid.

Estimates- The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. Those estimates and assumptions affect certain reported amounts and disclosures. Accordingly, actual results could vary from those estimates.

Greene County Bancshares, Inc.
401(K) Profit Sharing Plan	Notes to Financial Statements, Continued

3.	Investments

The Plan’s investments are held by a bank administered trust fund. Investments that represent five percent or more of the Plan’s net assets at December 31 are as follows:

	2006	2005
Investments at fair value:
Washington Mutual Investors Fund	$6,944,767	$6,490,315
New Perspective Fund	3,521,582	3,008,798
American Balanced Fund	3,159,307	3,184,203
The Growth Fund of America	2,152,889	1,909,928
Capital World Growth and Income Fund	1,688,498	1,284,253
Greene County Bancshares Common Stock	1,345,784	281,087
The Cash Management Trust of America Fund	1,329,249	1,182,720

During 2006 and 2005 the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2006	2005

Mutual funds	$1,715,344	$340,755
Common stocks	330,376	3,913

	$2,045,720	$344,668

4.	Tax Status

The Plan obtained its latest determination letter dated December 17, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

5.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

Greene County Bancshares, Inc.
401(K) Profit Sharing Plan	Notes to Financial Statements, Continued

6.	Related Party Transactions

Certain Plan investments are shares of mutual funds managed by American Funds Group. American Funds Group is the record-keeper as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

7.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investments securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

8.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the accompanying financial statements to Schedule H of Form 5500.

	December 31, 2006	December 31, 2005

Net assets available for benefits per the financial statements	$24,818,002	$21,578,098
Employer contributions receivable not reflected on the 5500	(1,026,104)	(855,573)

Net assets available for benefits per the Form 5500	$23,791,898	$20,722,525

The following is a reconciliation of employer contributions per the financial statements for the year ended December 31, 2006 to Schedule H of Form 5500.

Employer contributions per the financial statements	$1,026,104
Current year employer contribution receivable	(1,026,104))
Prior year employer contribution receivable	855,573
Employer contributions per the Form 5500	$855,573

SUPPLEMENTAL SCHEDULE

GREENE COUNTY BANCSHARES, INC.
401(K) PROFIT SHARING PLAN

Schedule of Assets (Held at End of Year)
Form 5500, Schedule H, Part IV, Line 4i

December 31, 2006

        EIN: 62-1222567
        Plan Number 001

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost**	(e) Current Value

*	American Funds Group	American Balanced Fund, 166,279 shares		$ 3,159,307
*	American Funds Group	Capital World Growth and Income Fund,
		40,327 shares		1,688,498
*	American Funds Group	The Growth Fund of America, 65,918 Shares		2,152,889
*	American Funds Group	Intermediate Bond Fund of America,
		77,939 shares		1,045,935
*	American Funds Group	New Perspective Fund, 111,619 shares		3,521,582
*	American Funds Group	Washington Mutual Investors Fund,
		199,734 shares		6,944,767
*	American Funds Group	The Cash Management Trust of America
		Fund, 1,327,516 shares		1,329,249
	AIM Advisors	Mid Cap Core Equity Fund, 6,618 shares		172,609
	PIMCO Funds	PIMCO Small Cap Value Fund, 23,264 shares		726,287
	Templeton Global Advisors	Templeton Foreign Fund, 57,755 shares		787,783
	PIMCO Funds	PIMCO Total Return, 43,919 shares		455,886
*	Greene County Bancshares	Common Stock, 33,873 shares		1,345,784
*	Participant loans	Loans with interest rates from 3.25% to
		8.25%, maturing through October 2027		461,281

				$ 23,791,857

* Party-in-interest
** Cost information omitted for participate directed investments.

EXHIBITS

The following documents are filed as exhibits to this Form 11-K:

23. Consent of Dixon Hughes PLLC.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the 401(K) Profit Sharing Plan Committee of Greene County Bancshares, Inc. has duly caused this annual report to be signed on behalf of the Plan by the undersigned hereunto duly authorized.

GREENE COUNTY BANCSHARES, INC.
401(K) PROFIT SHARING PLAN

By: The Greene County Bancshares, Inc.
401(K) Profit Sharing Plan Committee

Date: June 26, 2007	By:/s/ Steve Ottinger
Steve Ottinger